As filed with the Securities and Exchange Commission on December 1, 2000
Registration No. 333-44084

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
Post-Effective Amendment No. 2

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

Centura Software Corporation
(Exact name of Registrant as specified in its Charter)

Delaware	94-2874178
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

975 Island Drive
Redwood Shores, California 94065
(650) 596-3400

(Address, Including Zip Code, and Telephone Number, Including Area

Code, of Registrant's Principal Executive Offices)

Scott R. Broomfield
President and Chief Executive Officer
975 Island Drive 94065
Redwood Shores, California
(650) 596-3400

(Name, Address Including Zip Code, and Telephone Number Including Area Code, of Agent for Service)

COPIES TO:
Richard S. Grey
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
Common Stock, par value $0.01	$120,000,000	$31,680*

*Previously paid

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated December 1, 2000

Prospectus

CENTURA SOFTWARE CORPORATION

$120,000,000
Common Stock

The common stock offered by this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 3 in determining whether to purchase the common stock.

_____________________

This prospectus relates to the offer and sale of common stock of Centura Software Corporation. Of the $120,000,000 of shares offered, MAJJES Limited, the underwriter, is selling 434,783 shares issuable upon exercise of an outstanding option and Rochon Capital Group, Ltd. and Prateek Sharma, the selling stockholders, are selling up to 239,032 shares issuable upon exercise of outstanding warrants.

We are selling shares pursuant to the terms of a purchase agreement between us and MAJJES Limited. MAJJES Limited is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of the shares offered by us pursuant to this prospectus. For further information regarding the terms governing the issuance of shares under the purchase agreement, see the section entitled "Plan of Distribution of Centura" on page 10.

Rochon Capital Group, Ltd., the selling stockholders, may sell the common stock offered by this prospectus from time to time.

We will not receive any proceeds from the sale of the common stock by the selling stockholders, but we will receive proceeds upon the sale of the shares, if any, under the purchase agreement and upon a cash exercise, if any, of the warrants by the selling stockholders.

Centura's common stock is quoted on the Nasdaq National Market under the symbol CNTR.

On November 17, 2000 the last sale price of the common stock on the Nasdaq National Market was $2.00 per share.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling stockholders
Per Share	See Text Above	See Text Above	See Text Above
Total

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is _____________, 2000

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

THE COMPANY

Centura is a leading global provider of solutions that enable businesses to deploy their applications in a mobile and wireless environment. We extend information systems to the Internet and to wireless information devices for business-to-business applications. Our family of products, which as a whole provides end-to-end functionality in these environments, include a scalable Internet development environment, a dynamic wireless connectivity solution, and a range of powerful, secure embeddable databases. In essence, we make the software our customers use to create sophisticated Web and wireless applications. Centura's product and solutions offerings address the growing demand for complete and secure business solutions for always, occasionally, and connected-on-demand mobile enterprise, information appliance and intelligent devices, and Web-based host information system environments. Centura's eSNAPP™ product line provides real-time connectivity for always-connected mobile enterprise, information appliance and intelligent device environments enabling PC and Post-PC devices to access and engage in business transactions on a real-time basis with host or enterprise level information systems, utilizing either wireless or hard wired infrastructures. Centura's embeddable database product line, including Centura's RDM and SQLBASE, a Relational Database Management System, are robust, small footprint Database Management Systems which require no database administrator. These products are embeddable in hardware and software applications designed for occasionally connected mobile enterprise, information appliance, intelligent devices, desktop PCs, PC LANs, and Web infrastructure environments. Centura's VELOCIS is a scalable high performance embeddable DBMS with an SQL interface, requiring no DBA, designed for scalable Web-based host or other enterprise level information systems. Centura's development tools, CENTURA TEAM DEVELOPER and SQLWINDOWS, are 4GL object oriented tools offering improved programmer productivity for Web-based and client server business applications.

Developers and information technology decision makers worldwide have relied on Centura's technology offerings and its professional services since 1984. We integrate our solutions in various business systems globally including the healthcare, manufacturing, telecommunications and financial industries. Centura continues to partner with leading-edge companies to deliver solutions in the information appliance and mobile computing markets. Centura's embedded database technology in the Real-Time Operating System environment, where Centura has operated for 15 years with their RDM and VELOCIS products, is fundamental to these markets. Centura's flexibility, speed, ultra-small footprint, and long- standing market experience give it a competitive advantage in these markets.

Centura's products are used in at least 58 countries and we have 19 offices worldwide, including locations in North America, Latin America, Asia/Pacific, Europe, the Middle East and Africa. The primary customers of Centura's products are application developers (including Fortune 1000 developers who deploy Centura products throughout our branch offices and customers' offices), independent software vendors who develop and deploy shrink-wrapped, packaged applications for small and medium size business, and value added resellers who develop customized software for end-users. Our data management solutions have been successfully implemented in products offered by Automatic Data Processing, Aurum, CamData, Career Builder.com, Citibank N.A., Daimler-Benz, Deutsch Bank, Ford Motor Company, Fujitsu, NASDAQ, Help Desk Software, Hewlett-Packard, Hitachi, Hughes Network Systems, IFS, Lilly Software, M-5, Norfolk Southern, Nortel Networks, Ontario Hydro, Sattel Technologies Siemens-Nixdorf Informations Systeme AG, The Southern Companies, United Airlines, United Parcel Service, Xerox, and the governments of Mexico, France, Australia, United Kingdom and the United States of America.

Centura was originally incorporated in California under the name Plum Computers, Inc. on February 16, 1983. It completed its initial public offering of common stock on February 11, 1993 under the name Gupta Corporation and subsequently changed its name to Centura Software Corporation on September 26, 1996. Centura changed its state of organization to Delaware on February 16, 1999. Centura's principal executive offices are located at 975 Island Drive, Redwood Shores, California 94065 and its telephone number at that location is (650) 596-3400.

As used in this prospectus, "we," "us," "our" and "Centura" refer to Centura Software Corporation, a Delaware corporation.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information in this prospectus supplement carefully. The risks described below are not the only ones we face. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our inability to successfully execute our restructuring program or to obtain additional capital on favorable terms may substantially harm the future growth of our business and may require us to scale back operations.

Under present circumstances, our existing cash balances and cash equivalents are insufficient to meet operating and capital requirements beyond March 31, 2001. To improve our cash flow, we have begun to implement a restructuring program to help bring our costs in line with our current and anticipated revenue levels. We have also begun efforts to sell selected product lines and associated assets.

We believe that with our operating costs savings, which we expect to realize upon complete implementation of our restructuring program, the proceeds from the sale of selected product lines and associated assets, and the proceeds from sales of our common stock under the purchase agreement with MAJJES Limited, our existing cash balances will be sufficient to meet our currently anticipated needs over the next 12 months. However, there can be no assurance that we will sell the selected product lines and associated assets or that we will satisfy the conditions required for the sale of our common stock under the purchase agreement with MAJJES Limited. If we fail to execute these measures, we may have to scale back our operations. See "Risk Factors-- Our stock price could be adversely affected by the risk of ownership dilution caused by the issuance of shares under the purchase agreement with MAJJES Limited or by additional shares of our common stock becoming available for sale in the future" and "Plan of Distribution of Centura" for a more detailed discussion of the purchase agreement with MAJJES Limited.

The volatility of our common stock price may harm our growth and ability to raise capital.

Our common stock has a history of high volatility and our stock price may vary in response to quarterly variations in operating and financial results, as highlighted below, announcements of new products or customer contracts by us or our competitors, litigation and other factors, including sales of substantial blocks of our common stock. In addition, the stock market in general, and the market for technology stocks in particular, including our common stock, have experienced extreme price fluctuations. These market variances may affect the price of our stock, often without necessarily any regard to whether we have experienced changes in our business, operating results, or financial condition. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings, or to negotiate successful stock-for-stock acquisitions of other companies.

Fluctuations in our quarterly and annual results may adversely affect our stock price.

Our quarterly and annual operating results have fluctuated significantly in the past and may continue to do so in the future. We have reported losses for the first three quarters of 2000, and we expect losses to continue for the rest of fiscal 2000 and into 2001. On an annual basis, we reported a loss of $3.2 million in 1999, a profit of $2.1 million in 1998 and a loss of $0.6 million for 1997. Our future operating results may be below the expectations of public market analysts or investors. We also may not learn of, or be able to confirm, revenue or earnings shortfalls until late in the fiscal quarter or following the end of the quarter and may be unable to adjust spending in a timely manner to compensate for the shortfalls. Accordingly, any significant shortfall in sales of our products in relation to our expectations or those of analysts or investors, could have an immediate adverse impact on the price of our common stock.

A number of factors are likely to cause variations in our quarterly and annual results. From time to time, we or our competitors may announce new products, product versions, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. The announcement of currently planned or other new products may also cause customers to delay their purchasing decisions in anticipation of such products. We may therefore occasionally experience a reduction in demand for our existing products and decreased sales.

In addition, our revenue recognition in some cases is dependent upon the business activities of our customers and the timely and accurate reporting of their activities to us, which makes predictability of the related revenue extremely uncertain. For example, many of our product licensing arrangements are subject to revenue recognition on a per-unit deployed basis as our deferred obligation to such customers is gradually extinguished. Delays in the introduction or availability of new hardware and software products from third parties may also negatively affect sales of our products.

Seasonal factors, including year and quarter end purchasing and the timing of marketing activities, such as industry conventions and tradeshows, may cause our operating results to fluctuate. Although we have operated historically with little or no backlog of traditional boxed product shipments, we have experienced a seasonal pattern of product revenue, contributing to variation in quarterly worldwide product revenues and operating results. We have generally realized lower European product revenues in the third quarter as compared to the rest of the year. We have also experienced a pattern of recording a substantial portion of our revenues in the third month of a quarter. As a result, product revenues in any quarter are dependent on orders booked in the last month. Our staffing and other operating expenses are based in part on anticipated net revenues, a substantial portion of which may not be generated until the end of each quarter. Delays in the receipt or shipment of orders, including delays that may be occasioned by failures of third party product fulfillment firms to produce and ship products, or the actual loss of product orders, can cause significant variations in operating results from quarter to quarter.

The inability of our management team to achieve their objectives may cause our revenues to decline.

Significant changes in our management during the past several years make it difficult to predict our likelihood of success in achieving our business goals. In the fourth quarter of 1997, we announced significant changes in senior management, including the appointment of Scott R. Broomfield as Chief Executive Officer, John W. Bowman as Chief Financial Officer, and the election of Messrs. Jack King, Phillip Koen, Jr., and Earl Stahl to Centura's board of directors, and the departure of Samuel M. Inman, III, Earl Stahl and Richard Gelhaus from their positions as officers of Centura. In February 1998 we announced the election of Messrs. William D. Nicholas and Peter Micciche to the board of directors and the appointment of Scott R. Broomfield to the position of Chairman. Mr. Nicholas subsequently resigned from the board of directors in December 1998. In April 1999, Mr. Inman resigned from the board of directors, and in November 1999, Mr. Stahl resigned from the board of directors.

In July 1999, John W. Bowman became Executive Vice President and Chief Operating Officer and Richard Lucien became Vice President of Finance and Chief Financial Officer. In December 1999, Mr. Ed Borey, Jr. was elected to the board of directors.

Although we believe these recent changes in our management team to be critical to our long-term growth and competitive position, we cannot assure you that our management team will be successful in achieving its objectives or that successful execution of their objectives will improve our operating results.

Our inability to retain or attract key personnel may prevent our business from growing.

We are highly dependent on our executive officers and other key personnel, and the loss of these employees may harm our competitive position. Our future success will also depend largely on our ability to continue to attract highly skilled personnel. Competition is intense for employees with highly technical, management and other skills in the software industry, particularly in the San Francisco Bay Area, and it may be difficult to attract or retain qualified key employees. Without strong management and talented employees, we may not continue to develop successful new products or to obtain important strategic alliances.

The lack of timely market delivery of our products and services or the inability to achieve market acceptance may result in negative publicity and losses.

The markets for our software products and services are characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and computer operating environments, and frequent new product introductions and enhancements. If one or more competitors introduce products that better address customer needs, we may lose our market position and our revenues will decrease.

We are transitioning our business to focus on the substantial emerging mobile and embedded markets. In the second quarter of 2000 we released major new versions of our primary products, eSNAPP, RDM, Velocis Database Server and db.star, and our success depends on the ability of these products to perform well in various business hardware and software application environments, and on the ability of our consulting organization to successfully assist customers in their solutions development. Any failure to deliver these products and services as scheduled or their failure to achieve market acceptance as a result of competition, rapid technological change, failure to timely release new versions or upgrades, failure of such upgrades to achieve market acceptance or otherwise, could result in negative publicity and decreased sales.

Like many software companies, we have in the past experienced delays in the development of new products and product versions, which resulted in loss or delays of product revenues. There can be no assurance that we will not experience further delays in connection with our current product development or future development activities.

We are also increasingly dependent on the efforts of third party "partners," including value-added resellers and software developers, to develop, implement, service and support our products. These third parties increasingly have opportunities to select from a very broad range of products from our competitors, many of whom have greater resources and market acceptance than us. In order for our products and services to succeed in the market, we must actively recruit and sustain relationships with these third parties.

Software errors in some of our products may cause our future sales to decrease.

Software products as complex as those offered by us may contain undetected errors when first introduced or as new versions are released. We have in the past discovered software errors in some of our new products and enhancements after their introduction. Although we have not experienced material adverse effects resulting from any such errors to date, errors could be found in new products or releases after commencement of commercial shipments, resulting in adverse product reviews and a loss of or delay in market acceptance.

If the computer industry shifts away from Information Appliance and e- business software, demand for our products may decrease significantly.

To date, substantially all of our revenues have been derived from the licensing of software products for PC client/server systems and other embedded software environments. Licensing of such products, in addition to the licensing of products for use in always, occasionally, connected-on-demand wireless and Web-based host information system environments and related consulting and support services, is expected to continue to account for substantially all of our revenues for the foreseeable future. With the increasing focus on enterprise-wide systems that embrace the Web, some customers may opt for enterprise class solutions that utilize large scale database servers and Web- based access to a single instance of data, for which our database products may not be best suited.

The market for information appliance and e-business software in general, and the segments of such market addressed by our products in particular, are relatively new. Our future financial performance will depend in part on the continued expansion of this market and these market segments and the growth in the demand for other products developed by us, as well as increased acceptance of our products by information technology professionals. We cannot assure you that the market for Information Appliance and e-business software in general, and the relevant segments of the market addressed by our products will continue to grow, that we will be able to respond effectively to the evolving requirements of the market and market segments, or that information technology professionals will accept our products. If we are not successful in developing, marketing, localizing and selling applications that gain commercial acceptance in these markets and market segments on a timely basis, our competitive position may suffer and our revenues may decrease.

Residual problems related to the year 2000 issue may interrupt our business and increase our operating expenses.

To date, our customers have not reported any problems with our software products as a result of the commencement of the year 2000 and we have not experienced any impairment in our internal operations with the year 2000 issue. Nevertheless, computer experts have warned that there may still be residual consequences stemming from the change in centuries and, if these consequences become widespread, they could result in claims against us, a decrease in sales of our products and services, increased operating expenses and other business interruptions.

The Information Appliance and e-business software market is highly competitive, and we risk losing our market share to other companies.

The information appliance and e-business market is intensely competitive and rapidly changing. Some of our products are specifically targeted at the emerging portion of this market relating to complete and secure integration solutions for always, occasionally, and connected-on-demand mobile enterprise, Information Appliance, intelligent device and Web-based host information system environments. Our current and prospective competitors offer a variety of solutions to address this market segment. Competitors include Aether Systems, Allaire, borland.com (Inprise), Citrix, IBM, Microsoft, Oracle, Puma, Silverstream, Tibco, Sybase's SQL Anywhere and Powersoft Divisions. With the emergence of the Web as an important platform for application development and deployment and a variety of newly created Java based development tools, additional competitors or potential competitors have emerged with longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater name recognition, larger installed customer bases and established relationships with some of our customers.

Our competitors could in the future introduce products with more features and lower prices than our offerings. These companies could also bundle existing or new products with more established products to compete with us. Furthermore, as the information appliance and e-business markets expand, a number of companies, with significantly greater resources than us, could attempt to increase their presence in these markets by acquiring or forming strategic alliances with our competitors, or by introducing products specifically designed for these markets.

Any termination or significant disruption of our relationships with any of our resellers or distributors, or the failure by such parties to renew agreements with us, could harm our sales.

We rely on relationships with value-added resellers and independent third party distributors for a substantial portion of our sales and revenues, particularly in international markets. We also maintain strategic relationships with a number of vertical software vendors and other technology companies for marketing or resale of our products. Some of our resellers and distributors also offer competing products. Most of our resellers and distributors are not subject to any minimum purchase requirements, they can cease marketing our products at any time, and they may from time to time be granted stock exchange or rotation rights. Moreover, the introduction of new and enhanced products may result in higher product returns and exchanges from distributors and resellers. In addition, the distribution channels through which client/server software products are sold have been characterized by rapid change, including consolidations and financial difficulties of distributors, resellers and other marketing partners including some of our current distributors. The bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could render our accounts receivable from such entity uncollectible. We cannot assure you that our distributors or resellers will continue to purchase our products in the same amounts, if at all, or to provide our products with adequate promotional support. Termination of any of our relationships with distributors or resellers could negatively affect our sales.

Our inability to compete successfully in international markets may reduce our revenues.

For the year ended December 31, 1999, our international sales were 55% of our net revenues. For the year ended December 31, 1998, our international sales were 54% of our net revenues. For the year ended December 31, 1997, our international sales were 58% of our net revenues. A key component of our strategy is continued expansion into international markets, and we currently anticipate that international sales, particularly in new and emerging markets, will continue to account for a significant percentage of total revenues. We will need to retain effective distributors, and hire, retain and motivate qualified personnel internationally to maintain and/or expand our international presence. However, we cannot assure that we will be able to successfully market, sell, localize and deliver our products in international markets.

There are also risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements and government controls, problems and delays in collecting accounts receivable, tariffs, export license requirements and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political and economic instability, fluctuations in currency exchange rates, seasonal reductions in business activity during summer months in Europe and other parts of the world, restrictions on the export of critical technology, and potentially adverse tax consequences, which could adversely impact the success of international operations. In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of some foreign jurisdictions.

Also, sales of our products are denominated either in the local currency of the respective geographic region or in US dollars, depending upon the economic stability of that region and locally accepted business practices. Accordingly, any increase in the value of the US dollar relative to local currencies in those markets may negatively impact our competitive position and our revenues.

In some international markets we have entered into agreements with independent companies that have also licensed the use of our name. These agreements are in place to increase our opportunities and penetration in such markets. While we believe that to date these agreements have increased our penetration in such markets, there can be no certainty that this performance will continue nor that these relationships will remain in place. Failure to renew these agreements could adversely affect our business in these markets.

Our inability to adequately protect our proprietary technology may result in us losing our competitive position.

We have one patent with respect to our SQLWindows and Centura Team Developer products and one patent pending with respect to our SQLBase Centuragarde product. The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries.

We generally enter into confidentiality or license agreements with our employees, consultants and vendors, and generally control access to and distribution of our software, documentation and other proprietary information. Despite efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that is regarded as proprietary. Policing such unauthorized use is difficult. There can be no assurance that the steps taken by us will prevent misappropriation of our technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of our resources.

Third parties may also claim infringement by us with respect to current or future products. We expect that we will increasingly be subject to such claims as the number of products and competitors in the information appliance and e- business markets grow and the functionality of such products overlaps with other industry segments. In the past, we have received notices alleging that our products infringe trademarks of third parties. We have historically dealt with and will in the future continue to deal with such claims in the ordinary course of business, evaluating the merits of each claim on an individual basis. There are currently no material pending legal proceedings against us regarding trademark infringement.

Any third party infringement claims, whether or not they are meritorious, could result in costly litigation or require us to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us, or at all. If we were found to have infringed upon the proprietary rights of third parties, we could be required to pay damages, cease sales of the infringing products and redesign or discontinue such products.

Our inability to monitor and respond to the need for additional personnel and upgraded systems may impair our ability to expand sales and generate increased revenue.

In recent years, we have experienced both expansion and contraction of our operations, each of which has placed significant demands on our administrative, operational and financial resources. To manage future growth, if any, we must continue to improve our financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage our work force. There can be no assurance that we will be able to perform such actions successfully. We intend to continue to invest in improving our financial systems and controls in connection with higher levels of operations. Although we believe that our systems and controls are adequate for the current level of operations, we anticipate that we may need to add additional personnel and expand and upgrade our financial systems to manage any future growth. Our failure to do so effectively could negatively impact the growth of our sales and revenue.

Our stock price could be adversely affected by the risk of ownership dilution caused by the issuance of shares under the purchase agreement with MAJJES Limited or by additional shares of our common stock becoming available for sale in the future.

Under the purchase agreement with MAJJES Limited, we may sell up to $100 million of common stock and MAJJES Limited may purchase up to an additional $20 million of common stock. The purchase price per share will be equal to 96% of the volume weighted average price per share of common stock of the five (5) trading days with the lowest volume weighted average price during a purchase period. Because the price of the shares that may be sold under the purchase agreement is based on the market value of the common stock at the time of the sale, the number of shares sold will be greater if the price of the common stock declines, which would cause greater ownership dilution. The purchase agreement with MAJJES Limited limits the price at which common stock may be sold to $2.00 per share. This prospectus relates to the offering of up to $120,000,000 worth of shares. If we sold shares of common stock at the $2.00 minimum floor price under the purchase agreement, and if MAJJES Limited purchased an additional $20 million worth of our common stock, we would issue a total of 60,000,000 shares of common stock. Because this registration statement also includes 239,032 shares being offered by the selling stockholders and 434,783 shares underlying an option held by MAJJES Limited, we would, if necessary, file an additional registration statement to cover the additional shares of common stock in excess of $120 million that we may, from time to time, request MAJJES Limited to sell pursuant to a capital demand notice.

The perceived risk resulting from the sale of shares could cause some of our stockholders to sell their stock, thus causing the price of our stock to further decline. In addition, the downward pressure on our stock price could cause some of our stockholders to engage in short sales of our common stock, which may cause the price of our stock to decline even further.

The total number of shares that may be issued under the purchase agreement depends on the market price of our common stock at the time that the shares are sold, whether we choose to sell shares and the number of shares we choose to sell from time to time, to MAJJES Limited. The following table illustrates the effect of variations in the market price in our common stock, and resulting variations in sale prices to MAJJES Limited, on the number of shares issued- assuming that we choose to sell all possible shares under the purchase agreement. The purchase agreement permits us to choose to sell no shares, or as many shares as we wish, subject to limitations contained in the purchase agreement.
Price Per Share	Number of Shares Issued*
$2.50	48,000,000
$2.25	53,333,333
$2.00	60,000,000

______________________________

* Does not include MAJJES Limited's option to purchase 434,783 shares of our common stock or 239,032 shares of our common stock underlying the selling stockholders' warrants.

The number of shares issued shown above represent, respectively, 53%, 55% and 58% of the total number of shares outstanding, when added to the number of shares outstanding as of October 31, 2000. This table illustrates how the ownership dilution resulting from the sale of shares under the equity line purchase agreement increases as the market value of our common stock declines.

Our decision to choose to sell all possible shares under the purchase agreement as reflected above would be influenced by, among other things, whether it is in the best interests of the stockholders to sell at lower market prices, limitations in the purchase agreement on the total number of shares that MAJJES Limited may purchase, and other factors. We have only registered $120,000,000 worth of our common stock for sale, including 239,032 shares being offered by the selling stockholders and 434,783 shares underlying an option held by the underwriter. Although we are required to register additional shares if we choose to sell such shares, we have not decided at this point to sell such shares, and may elect not to do so under the purchase agreement.

As stated above, this prospectus also relates to the resale of up to 239,032 shares of common stock issuable upon exercise of outstanding warrants held by Rochon Capital Group, Ltd. In addition, this prospectus also relates to the resale by MAJJES Limited of up to 434,783 shares of common stock issuable upon exercise of an outstanding option at an exercise price of $4.60 per share, subject to anti-dilution adjustments pursuant to the purchase agreement.

As of September 30, 2000, we had outstanding warrants to purchase 1,151,000 shares of our common stock and options to purchase 8,992,000 shares of our common stock, excluding the purchase option and warrants being offered by this prospectus. Future issuance of such shares of our common stock according to any of these outstanding securities will dilute the beneficial ownership of our stockholders. In addition, sales, including block sales, of a significant number of these shares of common stock, or the potential for such sales, could adversely affect the prevailing stock market price for our common stock. This effect may be particularly significant because these shares represent a large percentage of our total outstanding stock.

On December 30, 1999 we issued an option to purchase 6,000 shares of our Series A Cumulative Convertible Preferred Stock. The conversion price of the convertible preferred stock is expected to be less than the current market price of our common stock on the date of conversion. So long as these securities remain outstanding and unconverted, the terms under which we could obtain additional equity financing may be adversely affected. To the extent of any conversion of these securities, the interests of our existing stockholders will be diluted proportionately. Dilution will increase significantly if the option to purchase the preferred stock is exercised and the price of our common stock remains consistently below the maximum conversion price of $5.82, since these events may result in the conversion of larger amounts of our common stock.

USE OF PROCEEDS

The net proceeds to be received by us from the sale of the common stock offered by us pursuant to this prospectus or from a cash exercise by the selling stockholders will be used for general corporate purposes, including capital expenditures and to meet working capital needs. Until we have used the net proceeds, we may invest the proceeds in short-term marketable securities. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth information as of October 31, 2000 with respect to the selling stockholders:

Name of Stockholder	Shares Beneficially Owned Prior to the Offering(1)		Shares of Common Stock Offered Hereby	Shares Beneficially Owned After the Offering(2)
	Number	Percent		Number	Percent
Rochon Capital Group, Ltd.(3)	371,300	*	237,342	133,958	*
Prateek Sharma(4)	1,690	*	1,690	0	-

______________________________

(1) Based on 42,804,662 issued and outstanding shares of Centura's common stock as of October 31, 2000 and includes warrants to purchase a total of 371,300 shares of Centura's common stock.

(2) Assumes sale of all shares offered hereby and no other purchases or sales of Centura's common stock. See "Plan of Distribution of Selling Stockholders."

(3) Includes two warrants to purchase a total of 237,342 shares of Centura's common stock. Rochon Capital Group, Ltd. acted as Centura's placement agent in connection with Centura's common stock purchase agreement with MAJJES Limited, with the completion of an asset-based short-term borrowing facility with Coast Business Credit in February 2000, with the sale of Centura's Series A Cumulative Convertible Preferred Stock in December 1999 and with the completion of a private placement of Centura's common stock in February 1998. Phillip Neiman and Prateek Sharma exercise voting or investment power of the shares owned by Rochon Capital Group, Ltd. These shares will not be sold pursuant to MAJJES Limited's purchase agreement with Centura.

(4) Includes a warrant to purchase 1,690 shares of Centura's common stock. Prateek Sharma is an employee of Rochon Capital Group, Ltd.

* Less than one percent.

PLAN OF DISTRIBUTION OF CENTURA

We entered into a common stock purchase agreement with MAJJES Limited on September 12, 2000 under which we may require that MAJJES Limited purchase up to an aggregate of $100 million of our common stock plus $20 million of additional shares described below which may be purchased by MAJJES Limited at its option.

Purchase and Sale of Common Stock. From time to time until September 12, 2003, we may, at our sole discretion, present MAJJES Limited with a "capital demand notice" to purchase between $1 million and $20 million of our common stock over a ten (10) trading day purchase period. During the ten (10) trading day purchase period, MAJJES Limited may deliver one or more "purchase notices" to us on the trading days during the purchase period for which we have issued a capital demand notice. The purchase notice will indicate the number of shares of common stock that MAJJES Limited elects to purchase on each trading day.

Purchase Price. The purchase price per share for the common stock sold to MAJJES Limited under the purchase agreement will be equal to 96% of the volume weighted average price per share of common stock of the five (5) trading days with the lowest volume weighted average price during a purchase period. We will set a minimum purchase price in a capital demand notice at our sole discretion, provided that the minimum price may not be less than $2 per share.

Limitations. During a purchase a period, MAJJES Limited is obligated to purchase the number of shares equal to the lesser of the number of shares of common stock equal to the quotient of the minimum dollar amount MAJJES Limited is obligated to pay us for the shares pursuant to a capital demand notice divided by the purchase price; and
    the sum of 10% of the number of shares of our common stock traded on each trading day of a purchase period; provided that on any trading day in which the daily volume weighted average price per share is less than the minimum purchase price, the number of shares traded on such day shall be deemed to be zero.

If the volume weighted average price per share of the common stock is below the set minimum purchase price for five consecutive trading days during a purchase period, then MAJJES Limited is not obligated to purchase any shares during the purchase period.

MAJJES Limited also has no obligation to purchase shares during a purchase period if the minimum number of shares it is obligated to purchase multiplied by the purchase price is less than $100,000.

If during any purchase period we issue shares of common stock (other than shares issued under the purchase agreement or upon exercise of employee stock options or warrants then outstanding, or upon conversion of preferred stock then outstanding), MAJJES Limited may in its sole discretion elect to purchase the same number of shares so issued and at the same price and on the same terms; or
    be released from its obligation to purchase any shares during the purchase period.

MAJJES's Limited's obligation to purchase shares of common stock during any purchase period is also subject to the satisfaction of various conditions, including:

    the disclosure in our registration statement must be reasonably satisfactory to MAJJES Limited;
    our registration statement must remain effective under the Securities Act of 1933;
    our common stock must continue to trade on the Nasdaq National Market or other similar principal market;
    MAJJES Limited may not become the beneficial owner of more than 4.9% of the outstanding shares of our common stock on any day in which it buys common stock pursuant to the purchase agreement.

Additional Shares. MAJJES Limited is entitled, but not obligated, to purchase the number of shares equal to the quotient of (1) 120% of the dollar amount we specify in our capital demand notice divided by (2) the purchase price.

Under the purchase agreement, MAJJES Limited also has an option to purchase up to an additional $20 million worth of our common stock at an exercise price of $4.60 per share, or 464,783 shares, subject to anti-dilution adjustments. Once exercised, MAJJES Limited may resell the shares of common stock underlying this purchase option from time to time in transactions on the Nasdaq National Market, other similar principal market, in the over-the-counter market or in private transactions.

Status as Underwriter. MAJJES Limited is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sale of our shares of common stock purchased under the purchase agreement with us. Broker-dealers or other persons acting on behalf of MAJJES Limited or each other that participate in the distribution of the shares may also be deemed to be underwriters and may be subject to statutory liabilities, including Sections 11, 12 and 17 of the Securities Act of 1933 and Rule 10b-5 under the Exchange Act of 1934. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Underwriters or purchasers that would be deemed underwriters under the Securities Act of 1933, and their pledgees, donees, transferees and other subsequent owners, may offer the common stock at various times in the Nasdaq National Market, other similar principal market, over-the-counter market or in privately negotiated transactions, at a fixed price or prices (which may be changed from time to time), prevailing market prices at the time of sale, at prices related to those prevailing market prices, or at negotiated prices. These sales may be made according to one or more of the following methods:

    ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent buy may position and resell a portion of the block as principal in order to facilitate the transaction;

    purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus, including resale to another broker or dealer;

    exchange distributions under the rules of the exchange;

    negotiated transactions between sellers and purchasers without a broker-dealer; and

    by writing options.

To the extent permissible under Regulation M promulgated under the Exchange Act of 1934, MAJJES Limited may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. As such, MAJJES Limited, will be subject to the applicable provisions of the Securities Act of 1933 and under the Exchange Act of 1934 and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. In addition, the anti-manipulation rules under the Exchange Act of 1934 may apply to the sales of the common stock in the market. All of the foregoing may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the common stock.

Termination. We may terminate the purchase agreement at any time, provided that we are still obligated to issue and register the shares of common stock underlying the purchase option of MAJJES Limited. MAJJES Limited may terminate the purchase agreement after a 30-day cure period if we materially breach the purchase agreement; or
    MAJJES Limited reasonably determines that a change in law prevents it from fulfilling its obligations under the purchase agreement.

MAJJES Limited may also terminate the purchase agreement if we fail to maintain the listing of our common stock on a principal market, or if trading of our common stock is suspended for a period of ten (10) consecutive trading days.

Indemnification and Fees. We have agreed to indemnify MAJJES Limited against specified liabilities, including liabilities arising under the Securities Act of 1933, and to contribute to payments that MAJJES Limited may be required to make in respect of those liabilities. MAJJES Limited has agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act of 1933, and to contribute to payments that we may be required to make in respect of those liabilities.

We will bear the expenses incident to the registration of our shares of common stock. These expenses are estimated to be $91,680.

PLAN OF DISTRIBUTION OF SELLING STOCKHOLDERS

Resales of the shares by the selling stockholders may be made on the Nasdaq National Market, other similar principal markets, in the over-the-counter market or in private transactions. The shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The selling stockholders may sell some or all of the shares in transactions involving broker-dealers who may act solely as agent and or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of Nasdaq, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with the selling stockholders to sell a specific number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent, for the selling stockholders to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the selling stockholders. Any such sales may be by block trade.

The selling stockholders, and any other persons who participate in the sale of the shares, may be deemed to be "Underwriters" as defined in the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Centura has agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon by Orrick, Herrington & Sutcliffe LLP, San Francisco, California, counsel to Centura.

EXPERTS

The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec/gov. Reports, proxy and information statements and other information concerning Centura Software Corporation may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1. Our Annual Report on Form 10-K for the year ended December 31, 1999.

2. Our Current Report on Form 8-K filed on September 19, 2000.

3. Our definitive Proxy Statement dated March 4, 2000, filed in connection with our June 15, 2000 Annual Meeting of Stockholders.

4. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

5. The description of our common stock set forth in our Registration Statement on Form 8-A filed with the SEC on December 17, 1992, as amended by Amendment No. 1 to the Registration Statement on Form 8-A filed with the SEC on January 29, 1993 and Amendment No. 2 to the Registration Statement on Form 8-A filed with the SEC on February 4, 1993.

All documents filed by Centura according to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference in this prospectus. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

Centura will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Chief Financial Officer, Centura Software Corporation, 975 Island Drive, Redwood Shores, California 94065, telephone: (650) 596-3400.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document and the documents incorporated in this document by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward- looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The sections entitled "Risk Factors" that appear in our annual report on Form 10-K for the year ended December 31, 1999 and in the prospectus supplement accompanying this prospectus describe some, but not all, of the factors that could cause these differences.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee.
Amount To be Paid

SEC registration fee	$31,680
Legal fees and expenses	30,000
Accounting fees and expenses	10,000
Miscellaneous expenses	20,000

Total	$ 91,680

Item 15.   Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article Tenth of the Registrant's Amended and Restated Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

Item 16.   Exhibits

Exhibit Number	Description of Exhibit

1.01	Common Stock Purchase Agreement dated September 12, 2000 between the Registrant and MAJJES Limited(1)
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP(2)
10.1	Common Stock Purchase Warrant dated February 9, 2000 by and among Centura and Rochon Capital Group, Ltd.
10.2	Common Stock Purchase Warrant dated September 12, 2000 by and among Centura and Rochon Capital Group, Ltd.(2)
10.3	Common Stock Purchase Warrant dated February 9, 2000 by and among Centura and Prateek Sharma
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants (see page II-4)
23.2	Consent of Counsel (included in Exhibit 5.1)

(1) Incorporated by reference on Form 8-K filed September 19, 2000.

(2) Previously filed.

Item 17.   Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post- effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California, on the 1st day of December 2000.

CENTURA SOFTWARE CORPORATION

By: /s/ Richard Lucien
Richard Lucien
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
/s/ Scott Broomfield* Scott R. Broomfield	President, Chief Executive Officer and Director (Principal Executive Officer)	December 1, 2000

/s/ Richard Lucien Richard Lucien	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 1, 2000

/s/ Edward Borey, Jr.* Edward Borey, Jr.	Director	December 1, 2000

/s/ Tom Clark* Tom Clark	Director	December 1, 2000

/s/ Jack King* Jack King	Director	December 1, 2000

/s/ Philip Koen* Philip Koen	Director	December 1, 2000

/s/ Peter Micciche* Peter Micciche	Director	December 1, 2000

*By: /s/ Richard Lucien Richard Lucien Attorney-in-fact

Centura Software Corporation

INDEX TO EXHIBITS

Exhibit Number

1.01	Common Stock Purchase Agreement dated September 12, 2000 between the Registrant and MAJJES Limited(1)
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP(2)
10.1	Common Stock Purchase Warrant dated February 9, 2000 by and among Centura and Rochon Capital Group, Ltd.
10.2	Common Stock Purchase Warrant dated September 12, 2000 by and among Centura and Rochon Capital Group, Ltd.(2)
10.3	Common Stock Purchase Warrant dated February 9, 2000 by and among Centura and Prateek Sharma
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants (see page II-4)
23.2	Consent of Counsel (included in Exhibit 5.1)

______________________

(1)Incorporated by reference on Form 8-K filed September 19, 2000.

(2)Previously filed.